ORIGINAL

14007169

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
JUN 26 2014
Washington DC
402

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2013

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 001-33476

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Beneficial Mutual Savings Bank Employee Savings and Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Beneficial Mutual Bancorp, Inc.
1818 Market Street
Philadelphia, PA 19103

US2008 4664191 1

REQUIRED INFORMATION

1. Financial Statements.

2. Supplementary Information.

   Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2013

3. Exhibits.

   Exhibit 23.1: Consent of KPMG, LLP.
   Exhibit 23.2: Consent of ParenteBeard LLC.

   Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

FINANCIAL STATEMENTS

Beneficial Mutual Savings Bank Employee Savings and Stock Ownership Plan

BENEFICIAL MUTUAL SAVINGS BANK
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
TABLE OF CONTENTS
DECEMBER 31, 2013 and 2012

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of the
Beneficial Mutual Savings Bank Employee Savings and Stock Ownership Plan:

We have audited the accompanying statement of net assets available for benefits of the Beneficial Mutual Savings Bank Employee Savings and Stock Ownership Plan (the Plan) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Philadelphia, Pennsylvania
June 26, 2014

ParenteBeard

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants
Beneficial Mutual Savings Bank Employees Savings and Stock Ownership Plan

We have audited the accompanying statement of net assets available for benefits of the Beneficial Mutual Savings Bank Employees Savings and Stock Ownership Plan (the "Plan") as of December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

ParenteBeard LLC

Philadelphia, Pennsylvania
June 21, 2013

BENEFICIAL MUTUAL SAVINGS BANK
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2013 and 2012

ASSETS	2013	2012
Investments - at fair value		
Money market funds	$ 7,304	$ 13,303
Common stock	30,657,168	28,998,988
Collective trust fund	6,710,258	6,396,083
Mutual funds	29,062,633	21,533,851
Total investments	66,437,363	56,942,225
Employer contributions receivable	593,194	454,130
Notes receivable from participants	1,322,864	1,169,091
Due from broker for securities sold	4,750	-
Total assets	68,358,171	58,565,446
LIABILITIES		
Loan payable (Note 7)	20,207,980	21,676,076
Due to broker for securities purchased	-	670
Total liabilities	20,207,980	21,676,746
NET ASSETS AVAILABLE FOR BENEFITS	48,150,191	36,888,700
Adjustment from fair value to contract value for interest in collective trust fund relating to fully benefit-responsive investment contracts	(53,256)	(180,259)
NET ASSETS AVAILABLE FOR BENEFITS	$48,096,935	$36,708,441

See accompanying notes to financial statements.

BENEFICIAL MUTUAL SAVINGS BANK
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2013

	2013
ADDITIONS TO NET ASSETS ATTRIBUTED TO:	
Investment income:	
Net appreciation in fair value of investments	$ 9,379,624
Interest and dividends	457,783
Net investment income	9,837,407
Interest income on notes receivable from participants	37,038
Contributions:	
Participant	2,477,162
Employer	3,804,919
Rollover	456,266
Total contributions	6,738,347
Total additions	16,612,792
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:	
Benefits paid to participants	3,340,220
Interest expense – ESOP loan (Note 7)	1,743,630
Administrative expenses	140,448
Total deductions	5,224,298
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	11,388,494
NET ASSETS AVAILABLE FOR BENEFITS BEGINNING OF YEAR	36,708,441
END OF YEAR	$ 48,096,935

See accompanying notes to financial statements.

1. DESCRIPTION OF PLAN

The following description of the Beneficial Mutual Savings Bank Employee Savings and Stock Ownership Plan (with 401(k) provisions), formerly the Beneficial Mutual Savings Bank 401(k) Plan, provides general information only. For a more complete description of the Plan's provisions, participants should refer to the Plan document.

General

The Beneficial Mutual Savings Bank 401(k) Plan (the "401(k) Plan") was established on August 8, 1985 and amended and restated as of May 11, 2007 for the benefit of Beneficial Mutual Savings Bank (the "Company") employees. Effective January 1, 2007, the Company established an employee stock ownership plan ("ESOP") under Sections 409 and 4975 (e)(7) of the Internal Revenue Code (the "Code"). On July 1, 2008, the Plan was amended and restated as the Employee Savings and Stock Ownership Plan (the "KSOP" or "Plan") to integrate the ESOP with the 401(k) Plan. The integration of the two plans was a tax exempt transaction under the applicable provisions of the Code.

In addition to providing retirement benefits for employees of the Company (including any related company that adopts the Plan) and their beneficiaries, a primary purpose of the Plan is to enable employees to share in the growth and prosperity of the Company and to accumulate capital for their future economic security by acquiring a proprietary interest in the Company. In furtherance of that goal, the employee stock ownership portion of the Plan is designed to invest its assets primarily in common stock issued by Beneficial Mutual Bancorp, Inc. (the "Bancorp"), the Company's parent holding company ("Bancorp Stock").

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is administered by the Retirement Plan Committee (the "Committee"). The Company appoints the members of the Committee who are responsible to and serve at the discretion of the Company. The Committee has the exclusive right to interpret the Plan, establish rules for administration of the Plan and to decide any and all matters arising in connection with interpretation and administration of the Plan. Certain administrative costs of the Plan are absorbed by the Company.

Eligibility

All full time employees become eligible on their respective date of hire. Part time employees may become eligible following the completion of 1,000 hours of service within the 12 month period following their respective hire date.

The Plan includes an automatic enrollment feature that involves the use of a "qualified automatic contribution arrangement" under the applicable sections of ERISA and the Code.

Contributions

The Plan features a number of employer and employee contributions as described below and also permits rollover contributions.

Salary Reduction Contribution
Participants may contribute from 1% up to 50% of their compensation (total salary, overtime and bonuses), up to the Code limit on compensation, to the Plan.

Basic and Profit Sharing Contribution
The Company may contribute a basic and a profit sharing contribution. The amount of the basic contribution is 2% of a participant's compensation as directed by the participant. The amount of the profit sharing contribution shall be determined by the Board of Trustees of the Company. Participants must be employed on the last day of the plan year and complete 1,000 hours of service to receive a basic and or profit sharing contribution, if any. For 2013, the Company contributed 2% of eligible participants' compensation for the basic contribution. There was no profit sharing contribution made for 2013. A profit sharing contribution in the amount of $27,660 was made for 2012.

Matching Contribution
The Company may contribute to each participant eligible for an allocation of such contributions an amount related to the participant's Salary Reduction Contribution. For 2012, the Company contributed 100% of the first 2% and 50% of the next 4% percent of each eligible participant's compensation contributed to the Plan as a Salary Reduction Contribution.

Transition Contribution
For long-term employees that were impacted by freezing the Company's defined benefit plan in 2008, a transition contribution structure was adopted by the Company to run through and including the 2017 Plan year, unless modified by the Company. The Company shall annually contribute an amount as a percentage of the compensation of each active participant who is a full time employee. The percentages range from 8% to 16% based on the ages of qualified participants. Highly Compensated Employees, as defined in the Code, are not eligible to receive Transition Contributions.

ESOP Contribution
Under the ESOP feature of the Plan, the Company may make certain required and discretionary contributions. See Note 3 for further description of ESOP contributions.

The participants' and the Company's contributions are subject to annual maximum limits under the Code.

Vesting

Participants' contributions (including salary reduction, rollover, and transition contributions) and the related earnings are 100% vested at all times. The Company's matching contributions are 100% vested after two years of service. Basic and Profit Sharing Contributions, as well as ESOP contributions, vest as follows:

Years of Service	Vested Percentage
Less than 2	0%
2 to 3	20%
3 to 4	40%
4 to 5	60%
5 to 6	80%
6 or more	100%

Participant Accounts

Each participant's account is credited with an allocation of the participant's and the Company's contributions, related interest, and an allocation of Plan earnings (losses). Allocations are based on participant account balances, as defined in the Plan document. The Plan's ESOP component is designed to invest primarily in Bancorp Stock in order to comply with Section 4975(e)(7) of the Code and Income Tax Regulation 54.4975-11. Upon enrollment in the Plan, participants may direct their contributions in one of the applicable investment options or allocate between the investment options. Participants may change the allocation of contributions or make transfers between the investment options at any time. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Payment of Benefits

A participant, upon termination of service for any reason, is eligible to receive the vested interest in his or her account in a lump sum. If such vested interest is greater than $1,000, then the participant may elect to defer distribution. If the vested account balance exceeds $1,000, the assets will generally be held in the Plan until the later of the participant's normal or early retirement date or the tenth anniversary of the year in which participation began in the Plan.

A financial hardship withdrawal can be made for an immediate and heavy financial need that, among other things, cannot be satisfied through certain other sources available to the participant.

Notes Receivable from Participants

The Plan permits a participant to borrow from their account a minimum of $500 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less.

Borrowings generally must be repaid within five years and are secured by a pledge of the participant's account balance and bear interest at rates that range from 3.0% to 8.5% at December 31, 2013. Borrowings are generally repaid through payroll deductions. Notes receivable from participants are stated at their unpaid principal balances plus accrued unpaid interest.

Forfeitures

The non-vested portion of a terminated participant's account is placed in a separate account and becomes forfeited upon date of termination of employment. Forfeitures of participants' accounts are available to the Company to reduce the Company's contributions. At December 31, 2013 and 2012, forfeited non-vested accounts totaled $95,961 and $183,735 respectively. During the year ended December 31, 2013, forfeitures applied against the profit sharing contribution and matching contributions amounted to $183,735.

Voting Rights

Each participant or beneficiary shall be entitled to direct the Trustee how to vote the shares allocated to their account. The Trustee shall vote all unallocated shares held by the Plan in the manner that reflects the voting instructions received from participants regarding allocated shares, provided that such votes do not conflict with ERISA or the Trustee's fiduciary duties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust fund. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts held in the collective trust fund as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires the Plan's management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results could differ from those estimates.

Investments Valuation and Income Recognition - The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 10 for a discussion of fair value measurements. Purchases and sales of securities are recorded on a trade date basis. Interest and dividend income is recorded on the accrual basis. Net appreciation in the fair value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

Administrative Expenses - The Company pays the administrative costs of the Plan to the extent they are not paid by the Plan.

Loan Payable - The balance of funds borrowed from the Bancorp under the Loan Agreement is recorded as a loan payable. The Loan Agreement is more fully described in Note 3.

Subsequent Events – The Plan evaluated subsequent events for recognition or disclosure through June 24, 2014, the date the financial statements were available to be issued.

3. ESOP FEATURE

On July 13, 2007, the Plan purchased shares of Bancorp Stock using the proceeds of a borrowing from the Bancorp and holds the stock in a trust established under the Plan. The borrowing is to be repaid over a period of twenty years funded by Company contributions to the trust fund.

Under the ESOP feature of the Plan, the Company is obligated to make contributions in cash to the Plan which, when aggregated with the Plan's dividends and interest earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payment of principal and interest due on its term indebtedness to the Bancorp. As the Plan makes each payment of principal and interest, an appropriate percentage of stock is allocated to eligible employees' accounts in accordance with the applicable regulations of the Code and the provisions of the Plan.

The unallocated shares of Bancorp Stock collateralize the loan. The lender, Bancorp, has no rights against the shares once they are allocated under the Plan. Accordingly, the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits include the assets and liabilities and changes therein pertaining to accounts of employees with rights in allocated stock and stock not yet allocated to employees.

There are two types of ESOP contributions that can be made to the Plan: a Company discretionary contribution amount as determined by the Board of Trustees of the Company and a Company loan repayment contribution.

Each plan year, the Company shall, subject to any regulatory prohibitions, contribute an amount of cash sufficient to enable Pentegra Trust Company ("the Trustee") to make principal and interest payments that become due on the loan. When the Company makes a loan repayment contribution to the Plan, the Trustee repays a portion of the loan and releases a portion of the stock held in a loan suspense account to the accounts of active participants to fund basic, profit sharing, matching and transition contributions. Also, the Company, at its discretion, may make an additional contribution to the Plan not related to the acquisition loan each plan year. No discretionary contributions were made for 2013.

The Plan's allocated and unallocated assets at contract value and liabilities for the years presented are as follows as presented on the Statement of Net Assets Available for Benefits:

December 31, 2013

	Allocated	Unallocated	Total
Common stock	$13,073,784	$17,583,384	$30,657,168
Other investments	35,726,939	-	35,726,939
Employer contributions receivable	593,194	-	593,194
Notes receivable from participants	1,322,864	-	1,322,864
Loan payable	-	(20,207,980)	(20,207,980)
Due from Broker for securities sold	4,750	-	4,750
	$50,721,531	$(2,624,596)	$48,096,935

December 31, 2012

	Allocated	Unallocated	Total
Common stock	$11,993,294	$17,005,694	$28,998,988
Other investments	27,762,978	-	27,762,978
Employer contributions receivable	454,130	-	454,130
Notes receivable from participants	1,169,091	-	1,169,091
Loan payable	-	(21,676,076)	(21,676,076)
Due to broker for securities purchased	(670)	-	(670)
	$41,378,823	$(4,670,382)	$36,708,441

The change in net assets is as follows:

	Allocated	Unallocated	Total
Net appreciation in fair value of investments	$ 7,014,603	$ 2,365,021	$ 9,379,624
Interest and dividends	457,783	-	457,783
Interest income on notes receivable from participants	37,038	-	37,038
Contributions	3,526,622	3,211,725	6,738,347
Shares released	1,787,330	(1,787,330)	-
Benefits paid to participants	(3,340,220)	-	(3,340,220)
Interest expense – ESOP loan	-	(1,743,630)	(1,743,630)
Administrative expenses	(140,448)	-	(140,448)
Net increase in assets	9,342,708	2,045,786	11,388,494
Net assets(deficit), beginning of year	41,378,823	(4,670,382)	36,708,441
Net assets(deficit), end of year	$ 50,721,531	$ (2,624,596)	$ 48,096,935

The Plan borrowed $32,247,720 from the Bancorp at a fixed interest rate of 8.25%, in order to purchase 3,224,772 shares of Common Stock on July 13, 2007. The loan balance at December 31, 2013 was $20,207,980. The loan can be prepaid at any time (in whole or in part) prior to the end of the twenty-year term, subject to certain IRS limits. As of December 31, 2013, 1,610,200 shares of Common Stock were unallocated.

Scheduled principal payments on the loan consist of the following at December 31, 2013:

2014	$ 1,593,013
2015	1,728,559
2016	1,875,638
2017	2,035,231
2018	2,208,404
Thereafter	10,767,135
	$20,207,980

4. INVESTMENTS

The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2013 and 2012 are as follows:

	2013	2012
Wells Fargo Stable Value Fund C	$6,710,258	$6,396,083
Beneficial Mutual Bancorp, Inc. Common Stock	30,657,168	28,998,988
American Funds Europacific Growth Fund R6	3,710,072	2,948,760
T. Rowe Price Blue Chip Growth Fund	6,082,917	4,191,339
Vanguard 500 Index Fund Signal	4,989,420	3,568,512
US Small Cap Portfolio	2,627,561	N/A
Vanguard Total Bond Market Index Fund Signal	N/A	2,457,037
Royce Pennsylvania Mutual Fund Institutional Class	N/A	1,935,794

During the years ended December 31, 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$5,299,321
Common stock	3,986,415
Collective trust fund	93,888
Net Appreciation in Fair Value of Investments	$9,379,624

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend, modify, suspend, or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, partial or complete, affected participants will become 100% vested in their accounts.

6. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 19, 2013 that the Plan, subject to certain amendments as required by the Internal Revenue Service, complies with applicable sections of the Code. Although the Plan has been amended since that date, the Committee believes that the Plan is currently designed and being operated in compliance with applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

7. RELATED PARTY TRANSACTIONS

Certain Plan investments consist of shares of Bancorp Stock, shares of mutual funds and balances in money market funds that are managed by the Trustee and Company. In addition, the Plan issues loans to participants, which are secured by the balances in the participants' accounts. Therefore, related transactions qualify as party-in-interest transactions. The Plan maintains a loan with the Bancorp with a balance of $20,207,980 at December 31, 2013. Please refer to Note 3 for further information.

At December 31, 2013 and 2012, the Plan held 2,807,433 shares and 3,052,525 shares, respectively, of Bancorp Stock, with a cost basis of $30,195,245 and $33,046,167, respectively.

8. ADMINISTRATION OF PLAN ASSETS

The Plan's assets are held by Reliance Trust Company (the "Custodian").

Company contributions are managed by the Trustee, which invests cash received, interest, and dividend income and processes distributions to participants. The Trustee also administers the payment of interest and principal on the loan payable, which is reimbursed to the Trustee through contributions as determined by the Company. Administrative expenses for the Trustee's fees are paid directly by the Company.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

9. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, concentration and credit risks. As of December, 31, 2013, 46.1% of the Plan's investment securities consisted of shares of Beneficial Mutual Bancorp, Inc. stock. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

10. FAIR VALUE MEASUREMENTS

The Plan measures on a recurring basis its investments at fair value in accordance with FASB codification "Fair Value Measurement," which provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuations techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3 - Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable. Examples of valuation methodologies that result in Level 3 classification include option pricing models, discounted cash flows, and other similar techniques.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Level 1 Fair Value Measurements

The fair values of money market and mutual funds are based on quoted net asset values of the shares held by the Plan at year-end. The fair values of common stocks are valued at the closing price reported in the active market on which the individual securities are traded.

Level 2 Fair Value Measurements

The collective trust fund is valued based upon the units of the collective trust fund held by the Plan at year end multiplied by the respective unit value. The unit value of the collective trust fund is based upon significant observable inputs, although is not based upon quoted market prices in an active market. The collective trust fund invests in investment contracts and security-backed contracts. A security backed contract has similar characteristics as a traditional investment contact and is comprised of two parts: the first part is fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee (wrapper) provided by a third party. The underlying investments of the collective trust fund consist primarily of Level 2 inputs, consisting of inputs either directly or indirectly observable for substantially the full term of the asset through corroboration with observable market data. The Plan's investment in the collective trust fund is not subject to any withdrawal restrictions and distributions may be taken at any time. The Plan has no unfunded commitments relating to the collective trust fund at December 31, 2013.

Level 3 Fair Value Measurements

The Plan does not hold any Level 3 investments.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no changes between Levels 2 and 3 during 2013. The following tables set forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31:

	2013			
	Fair Value Measurement Using:			
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds	$7,304	$7,304	$ -	$ -
Collective trust fund	6,710,258	-	6,710,258	-
Mutual funds:				
Equity funds	25,297,189	25,297,189		-
Fixed income funds	3,765,444	3,765,444		-
Common stock	30,657,168	30,657,168		-
	$66,437,363	$59,727,105	$ 6,710,258	$ -

	2012			
	Fair Value Measurement Using:			
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds	$13,303	$13,303	$ -	$ -
Collective trust fund	6,396,083	-	6,396,083	-
Mutual funds:				
Equity funds	17,814,031	17,814,031	-	-
Fixed income funds	3,719,820	3,719,820	-	-
Common stock	28,998,988	28,998,988	-	-
	$56,942,225	$50,546,142	$ 6,396,083	$ -

11. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits according to the financial statements consists of the following as of December 31, 2013:

Net assets available for benefits per the financial statements	$48,096,935
Adjustment from fair value to contract value for interest in collective trust fund relating to fully benefit-responsive investment contracts	53,256
Net assets available for benefits per the Form 5500	$48,150,191

A reconciliation of the increase in net assets available for benefits according to the financial statements consists of the following for the year ended December 31, 2013:

Increase in net assets available for benefits per the financial statements	$11,388,494
Adjustment from fair value to contract value for interest in collective trust fund relating to fully benefit-responsive investment contracts – 2013	53,256
Adjustment from fair value to contract value for interest in collective trust fund relating to fully benefit-responsive investment contracts – 2012	(180,259)
Increase in net assets available for benefits per the Form 5500	$11,261,491

A reconciliation of net assets available for benefits according to the financial statements consists of the following as of December 31, 2012:

Net assets available for benefits per the financial statements	$36,708,441
Adjustment from fair value to contract value for interest in collective trust fund relating to fully benefit-responsive investment contracts	180,259
Net assets available for benefits per the Form 5500	$36,888,700

SUPPLEMENTARY INFORMATION

BENEFICIAL MUTUAL SAVINGS BANK
EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
EMPLOYER IDENTIFICATION NUMBER: 23-0400690
PLAN NUMBER: 002
FORM 5500, SCHEDULE H, PART IV, ITEM 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2013

(a)	(b) Identity of Issue	(c) Description of Investment	(d) ** Cost	(e) Current Value
	Wells Fargo	Collective Trust Fund - Stable Value Fund C	N/A	$ 6,710,258
	American Funds	EuroPacific Growth Fund R6	N/A	3,710,072
	American Beacon	Large Cap Value Fund	N/A	1,612,165
	Dimensional	US Small Cap Portfolio	N/A	2,627,561
	T. Rowe Price	Blue Chip Growth Fund	N/A	6,082,917
	Vanguard	500 Index Fund Signal	N/A	4,989,420
	Vanguard	Mid-Cap Index Fund	N/A	2,011,514
	Vanguard	Total Bond Market Index Fund Signal	N/A	2,069,532
	Vanguard	Target Retirement 2010 Fund	N/A	32,246
	Vanguard	Target Retirement 2015 Fund	N/A	957,643
	Vanguard	Target Retirement 2020 Fund	N/A	1,322,798
	Vanguard	Target Retirement 2025 Fund	N/A	437,983
	Vanguard	Target Retirement 2030 Fund	N/A	293,097
	Vanguard	Target Retirement 2035 Fund	N/A	224,841
	Vanguard	Target Retirement 2040 Fund	N/A	611,969
	Vanguard	Target Retirement 2045 Fund	N/A	146,831
	Vanguard	Target Retirement 2050 Fund	N/A	122,794
	Vanguard	Target Retirement 2055 Fund	N/A	113,339
	Vanguard	Target Retirement Income Fund	N/A	1,695,911
		Total Mutual Funds		29,062,633
*	Beneficial Mutual Bancorp Inc.	Common Stock - participant directed	N/A	13,073,784
*	Beneficial Mutual Bancorp Inc.	Common Stock - unallocated	$ 17,583,188	17,583,384
*	Participant Loans	3.00%-8.50%		1,322,864
	Federated	Money Market Fund - Government Obligation Fund		7,304
	Other	Due from broker for securities sold		4,750
				31,992,086
				$ 67,764,977

* Indicates party-in-interest to the Plan.

** Historical cost has not been presented since all investments, except unallocated common stock,

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: June 26, 2014

Beneficial Mutual Savings Bank Employee Savings and Stock Ownership Plan

By: Cecile Colonna

Cecile Colonna
Plan Administrator

Exhibit 23.1 Consent of KPMG, LLP

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Beneficial Mutual Bancorp, Inc.:

We consent to the incorporation by reference in the registration statement Nos. 333-152116 and 333-144749 on Form S-8 of Beneficial Mutual Bancorp, Inc. and Subsidiaries of our report dated June 19, 2014 with respect to the statement of net assets available for benefits of the Beneficial Mutual Savings Bank Employee Savings and Stock Ownership Plan as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended, and supplemental Schedule H, Part IV, Item 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013, which report appears in the December 31, 2013 Annual Report on Form 11-K of the Beneficial Mutual Savings Bank Employee Savings and Stock Ownership Plan.

KPMG LLP

Philadelphia, Pennsylvania
June 26, 2014

Exhibit 23.2 Consent of ParenteBeard LLC

Consent of Independent Registered Public Accounting Firm

Beneficial Mutual Savings Bank Employee Savings and Stock Ownership Plan

We consent to the incorporation by reference in the Registration Statements (Nos. 333-152116 and 333-144749) on Form S-8 of our report dated June 21, 2013, relating to the 2012 financial statements of Beneficial Mutual Savings Bank Employee Savings and Stock Ownership Plan, appearing in this Annual Report on Form 11-K.

ParenteBeard LLC

Philadelphia, Pennsylvania
June 26, 2014

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